UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                        FORM 12b-25
                                 NOTIFICATION OF LATE FILING

SEC File No.

    0-12258

CUSIP No.

163611-304


  Form 10-K     Form 20-F     Form 11-K   X Form 10-Q       Form N-SAR

                  For Period Ended:      November 30, 1997


PART I - REGISTRANT INFORMATION

                     Chemfix Technologies, Inc.

Full Name of Registrant



Former Name if Applicable

               3500 N. Causeway Blvd., Suite 1280

Address of Principal Executive Office (Street and Number)

              Metairie, LA  70002

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable
                  effort or expense;
 X       (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Due to serious financial problems, the Registrant's accounting staff have been terminated which in turn has caused delays in completing first quarter financials and subsequently a delay in filing the Registrant's Form 10-Q. Therefore, we are requesting a 30-day extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          David L. Donaldson                (504)               831-3600
             (Name)                       (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(b) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months
         (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
                                                         X  Yes     No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           Yes  X  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.





                             Chemfix Technologies, Inc.
                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  January 15, 1998                  By
                                        David L. Donaldson, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.